

May 11, 2011

John J. Patrick, Jr.
President and Chief Executive Officer
First Connecticut Bancorp, Inc.
One Farm Glen Boulevard
Farmington, CT 06032

> **Re: First Connecticut Bancorp, Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed May 3, 2011**
> **File number 333-171913**

Dear Mr. Patrick:

We have reviewed your amended registration statement and your response letter dated May 3, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Note that page numbers reference your marked filing.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Compensation Discussion and Analysis, page 96

1. We note the principal components of compensation listed at the bottom of page 96. We also note the disclosure on page 97 regarding how you generally determined to pay the amounts of compensation. Please specifically discuss each element of compensation and explain how you determined the amount to be paid. For example, you currently do not discuss how the levels of base pay were determined. Also, there is not an explanation of how the amounts paid under the annual incentive compensation plan tie to the established performance targets and the company and individual results.

Phantom Stock Plan, page 97

2.   Please revise to explain, with quantification, how the compensation committee used the information in the table to derive the number of phantom stock units disclosed in the following paragraph.

Annual Incentive Compensation Plan, page 113

3.   It appears that the compensation committee established performance goals related to achievement of regulatory ratings for your chief executive officer and chief financial officer. Please revise your filing to disclose those goals and discuss whether they were achieved. Otherwise, provide us with an analysis of why you are not required to do so. See Regulation S-K Compliance and Disclosure Interpretation 118.04 for guidance.

Exhibit 8.1

4.   It appears that certain of the representations contained in the letter attached to the opinion are not factual representations or are outside the scope of management's expertise. Please tell us how counsel is entitled to rely on those representations or revise the opinion to indicate counsel is not relying on them.

        Please contact David Lyon at (202) 551-3421 or me at (202) 551-3366 with any questions.

                                        Sincerely,

                                        Michael Seaman
                                        Special Counsel

cc: (facsimile only)
       William W. Bouton, III
       (860) 331-2627